Exhibit 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING
RESULTS FOR THE FIRST QUARTER OF 2018

May 8, 2018, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner and operator of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended March 31, 2018.
First Quarter 2018 Financial Highlights
-	For the first quarter of 2018, the Company reported a net income of $0.8 million, or $0.01 basic and diluted earnings per share.

-	The Company reported Adjusted EBITDA of $12.9 million for the first quarter of 2018. (1)

Updated Key Information as of May 7, 2018

-	Cash and cash equivalents: approximately $107.1 million (or $1.06 per share)

-	Book value of vessels: approximately $817.3 million (or $8.06 per share)

-	Debt outstanding balance: approximately $296.8 million (or $2.93 per share)

-	Number of Shares Outstanding: 101,458,263

Recent Developments

•	$50.0 million Common Stock Repurchase Program

As of May 8, 2018, the Company has repurchased a total of 2,816,445 shares of its common stock for an aggregate amount of $11.3 million, including commissions, pursuant to its previously announced stock repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common stock until February 28, 2019. The current number of the Company's outstanding common stock is 101,458,263.

•	Dividend for the quarter ended March 31, 2018

On May 7, 2018, the Company's Board of Directors in accordance with its previously announced dividend policy, declared a quarterly cash dividend with respect to the quarter ended March 31, 2018. With respect to the quarter ended March 31, 2018, the Company's Board of Directors declared a cash dividend of an aggregate $2.5 million payable on or about June 11, 2018 to common shareholders of record as of May 25, 2018. The dividend per share amount to be paid by the Company, based on the Company's 101,458,263 common shares outstanding as of May 8, 2018, would be approximately 2.5 cents per share.

_________________
(1)    Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income/ (loss).

•	2018 Annual General Meeting of Shareholders

On May 7, 2018, the Company's Board of Directors resolved that the Company's 2018 Annual General Meeting of Shareholders (the "Annual Meeting") will be held at the Company's offices located at 109 Kifisias Avenue & Sina Street, GR 151 24, Marousi, Athens, Greece on Monday, July 16, 2018 at 4:00 p.m., local time.  The Company's Board of Directors fixed the close of business on Monday, June 4, 2018 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournments or postponements thereof. Formal notice of the Annual Meeting and the Company's proxy statement are expected to be sent to shareholders on or before Monday, June 25, 2018.

•	New Finance Lease Arrangements

On May 4, 2018, the Company entered into finance lease arrangements with a major Chinese leasing company for the Company's three Newcastlemax drybulk vessels, Marini, Morandi and Bacon and two Kamsarmax drybulk vessels, Castellani and Nasaka, pursuant to five memoranda of agreement and bareboat charter agreements. The financing provide for the transfer of the five drybulk vessels to the buyer for 50% of the agreed aggregate purchase price of $164.0 million and as part of the agreements, the Company's wholly-owned subsidiaries to bareboat charter each vessel back for a period of eight years (expiry in May 2026). Charterhire under the bareboat agreements is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. The Company has purchase options to re-acquire each vessel during each bareboat charter period, with the first of such options exercisable on the first anniversary of each vessel's delivery date. There is also a purchase obligation upon the expiration of each bareboat agreement for 46.67% of the financing amount. The Company is a guarantor under the bareboat agreements, which also include customary terms, conditions and financial covenants. The vessels are expected to be delivered and leased back to the Company during May 2018.

•	Vessel Sale

On April 27, 2018, the Company entered into a memorandum of agreement for the sale of its 2001 built Panamax vessel, the Maganari, to an unaffiliated buyer for total gross proceeds of $9.7 million. The vessel is scheduled for delivery to the buyer by end of May 2018.

•	Finance Lease Arrangement

On April 2, 2018, the Company entered into a finance lease arrangement with a major Chinese leasing company for the Company's Kamsarmax drybulk vessel, the Kelly, pursuant to a memorandum of agreement and a bareboat charter agreement. The financing provided for the transfer of the Kelly to the buyer for 50% of the agreed purchase price, which was calculated as the lower of (a) the vessel's net book value as of June 30, 2017 and (b) the vessel's fair value close to the delivery date, and as part of the agreement, the Company's wholly-owned subsidiary bareboat chartered the vessel back for a period of ten years (expiry in April 2028). Charterhire under the bareboat arrangement is comprised of a fixed, quarterly repayment amount corresponding to a 15-year amortization profile plus a variable component calculated at LIBOR plus margin. The Company has purchase options to re-acquire the vessel during the bareboat charter period, with the first of such options exercisable on the first anniversary from the vessel's delivery date. There is also a purchase obligation upon the expiration of the agreement for 33% of the financing amount. The Company is a guarantor under the bareboat charter, which also includes customary terms, conditions and financial covenants. On April 13, 2018, the vessel was delivered and leased back to the Company, and the Company also drew down the full financing amount of $13.1 million.

Fleet List

The table below describes the Company's fleet as of May 8, 2018:

	Year Built	DWT	Gross rate Per day	Redelivery Earliest	Latest
Drybulk Fleet

Panamax:

Bargara	2002	74,832	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Maganari(1)	2001	75,941	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Marbella	2000	72,561	Spot	N/A	N/A
Mendocino	2002	76,623	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A
Redondo	2000	74,716	Spot	N/A	N/A

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Aug-18	Jan-19
Judd	2015	205,796	$20,700	Jan-19	Apr-19
Marini	2014	205,854	T/C Index Linked	Dec-18	Feb-19
Morandi	2013	205,854	T/C Index Linked	May-18	May-18

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Samsara	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida	2017	51,850	$29,997	Jun.-22	Jun.-25
Aisling	2017	51,850	$29,997	Sep.-22	Sep.-25
Mont Fort	2017	51,850	$28,833	Nov.-27	Nov.-27
Mont Gelé	2018	51,850	$28,833	Jan.-28	Jan.-28

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

(1)	Sold and expected to be delivered to new owners in May 2018.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)
(U.S. Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2017	2018
Average number of vessels(1)	13.0	21.0
Total voyage days for vessels(2)	1,170	1,890
Total calendar days for vessels(3)	1,170	1,890
Fleet utilization(4)	100.0%	100.0%
Time charter equivalent(5)	$5,617	$11,024
Vessel operating expenses (daily)(6)	$5,146	$6,134

Tanker	Three Months Ended March 31,
	2017	2018
Average number of vessels(1)	-	4.0
Total voyage days for vessels(2)	-	360
Total calendar days for vessels(3)	-	360
Fleet utilization(4)	-	100.0%
Time charter equivalent(5)	-	$19,986
Vessel operating expenses (daily)(6)	-	$7,861

Gas Carrier	Three Months Ended March 31,
	2017	2018
Average number of vessels(1)	-	3.9
Total voyage days for vessels(2)	-	350
Total calendar days for vessels(3)	-	350
Fleet utilization(4)	-	100.0%
Time charter equivalent(5)	-	$28,243
Vessel operating expenses (daily)(6)	-	$9,737

(1) Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in the Company's possession for the relevant period net of dry-docking and laid-up days.
(3) Calendar days are the total number of days the vessels were in the Company's possession for the relevant period including dry-docking days and laid-up days.
(4) Fleet utilization is the percentage of time that the Company's vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company's vessels, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued
(In thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. Dollars, and voyage days)

Drybulk	Three Months Ended March 31,
	2017	2018
Voyage revenues	$8,488	$22,533
Voyage expenses	(1,916)	(1,698)
Time charter equivalent revenues	$6,572	$20,835
Total voyage days for fleet	1,170	1,890
Time charter equivalent (TCE)	$5,617	$11,024

Tanker	Three Months Ended March 31,
	2017	2018
Voyage revenues	$-	$11,229
Voyage expenses	-	(4,034)
Time charter equivalent revenues	$-	$7,195
Total voyage days for fleet	-	360
Time charter equivalent (TCE)	$-	$19,986

Gas Carrier	Three Months Ended March 31,
	2017	2018
Voyage revenues	$-	$10,293
Voyage expenses	-	(408)
Time charter equivalent revenues	$-	$9,885
Total voyage days for fleet	-	350
Time charter equivalent (TCE)	$-	$28,243

DryShips Inc.

Financial Statements
Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended March 31,
	2017	2018

REVENUES:
Voyage revenues	$11,808	$44,055
	11,808	44,055
EXPENSES:
Voyage expenses	2,234	6,140
Vessel operating expenses	8,154	18,100
Depreciation	812	6,818
General and administrative expenses	8,713	7,169
Other, net	(12)	(18)

Operating income/(loss)	(8,093)	5,846

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(2,439)	(4,890)
Other, net	(175)	(183)
Total other expenses, net	(2,614)	(5,073)

Net income/(loss)	(10,707)	773

Net income/(loss) attributable to DryShips Inc.	$(10,707)	$773

Net income/(loss) attributable to DryShips Inc. common stockholders	(10,707)	773
Earnings/(Losses) per common share, basic and diluted (1)	$(168.69)	$0.01
Weighted average number of shares, basic and diluted (1)	63,470	103,682,222

(1) Share and per share data for 2017 give effect to cumulative 1-for-980 reverse stock splits between April 11, 2017 and July 21, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2017	March 31, 2018

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$30,226	$88,177
Other current and non-current assets	123,713	90,108
Advances for vessels under construction	31,898	-
Vessels, net	749,088	819,366
Total assets	934,925	997,651

LIABILITIES AND STOCKHOLDERS' EQUITY

Total debt	216,969	295,998
Total other liabilities	10,920	8,782
Total stockholders' equity	707,036	692,871
Total liabilities and stockholders' equity	$934,925	$997,651

SHARE COUNT DATA

Common stock issued	104,274,708	104,274,708
Less: Treasury stock	104,274,708	(2,816,445)
Common stock issued and outstanding		101,458,263

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, and certain other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles ("U.S. GAAP"), and the Company's calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company's lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/(loss) to Adjusted EBITDA:

(U.S. Dollars in thousands)	Three Months Ended March 31, 2017	Three Months Ended March 31, 2018

Net income/(loss) attributable to Dryships Inc	$(10,707)	$773

Add: Net interest expense	2,439	4,890
Add: Depreciation	812	6,818
Add: Dry-dockings and class survey costs	-	389
Add: Income taxes	9	-
Adjusted EBITDA	$(7,447)	$12,870

About DryShips Inc.
The Company is a diversified owner and operator of ocean going cargo vessels that operate worldwide. As of May 8, 2018, the Company operates a fleet of 35 vessels comprising of (i) 12 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers; and (viii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to spin-off of the Company's gas business, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F, as amended.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com